UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HEALTH MANAGEMENT ASSOCIATES, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

421933102
(CUSIP Number)

Mark Horowitz
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
With a copy to: Patrick J. Dooley Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, New York 10036 (212) 872-1080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
GLENVIEW CAPITAL MANAGEMENT, LLC

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	37,757,583
Owned by Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	37,757,583

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		37,757,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]

13.	Percent of Class Represented by Amount in Row (11)		14.56%

14.	Type of Reporting Person:		00

1.	Names of Reporting Persons.
LAWRENCE M. ROBBINS

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.	Citizenship or Place of Organization
United States of America

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	37,757,583
Owned by Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	37,757,583

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		37,757,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]

13.	Percent of Class Represented by Amount in Row (11)		14.56%

14.	Type of Reporting Person:		IN, HC

Item 1.  Security and Issuer

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D filed by the undersigned Reporting Persons on May 6, 2013,  as heretofore amended (the “Initial Schedule 13D”), with respect to the Class A Common Stock, par value $0.01 per share (the “Shares”), of Health Management Associates, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 5811 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108-2710.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 25, 2013, the Reporting Persons filed with the Securities and Exchange Commission a preliminary consent statement on Schedule 14A, and related materials, in connection with their intention to solicit the Issuer’s stockholders for their written consent to remove all nine members of the Board of Directors of the Issuer and to replace them and fill the resulting vacancies with eight nominees (“Nominees”).

Each Nominee has entered into an engagement, expense reimbursement and indemnification agreement, a form of which is attached as Exhibit A hereto, pursuant to which certain funds advised by Glenview Capital Management have agreed to reimburse each Nominee for the costs and expenses incurred in the performance of his or her responsibilities as a Nominee, and to generally defend and indemnify each such Nominee against, and with respect to, any losses that may be incurred by such Nominee in connection with being made a party or witness (or in any other capacity) to any proceeding based on his or her respective nomination as a candidate for election to the Board.  Pursuant to the engagement, expense reimbursement and indemnification agreements, each Nominee will receive $100,000 for agreeing to serve as a Nominee.

On June 25, 2013, Glenview Capital Management requested that the Company confirm that a change in a majority of directors will not constitute an event of default or trigger an acceleration, tender obligation or similar burden on the Company for purposes of certain debt and other agreements.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 3 is incorporated by reference herein.  Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit A:                      Form of Engagement, Expense Reimbursement and Indemnification Agreement

Exhibit B:                      Joint Filing Agreement

Exhibit C:                      Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, President of
Glenview Capital Management, LLC

LAWRENCE M. ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for
Lawrence M. Robbins

June 25, 2013

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

EXHIBIT A

FORM OF ENGAGEMENT, EXPENSE REIMBURSEMENT AND

INDEMNIFICATION AGREEMENT

This AGREEMENT, dated as of June __, 2013, by and between the parties set forth on the signature page hereto as Indemnitors (such party, an “Indemnitor”) and [________] (the “Indemnitee”).

WHEREAS, Indemnitors have asked Indemnitee, and Indemnitee has agreed, to be named and serve as a nominee (a “Nominee”) of Indemnitors for election or appointment to the Board of Directors of Health Management Associates, Inc. (the “Company”); and

WHEREAS, Indemnitors and/or their representatives and affiliates expect to, in appropriate circumstances, solicit written consents from the stockholders of the Company in order to effect Indemnitee’s election or appointment as a director of the Company in lieu of a meeting of the stockholders (the “Solicitation”).

NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of Indemnitors that Indemnitee is relying on this Agreement in agreeing to be a nominee as aforesaid and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby hereto agree as follows:

1.           Compensation.  In consideration of Indemnitee’s agreement to be a Nominee and to be named as a such in the proxy material related to the Solicitation and to agree to serve as a director of the Company if elected or appointed to the Board of Directors of the Company, Indemnitors will pay (or cause the be paid) to Indemnitee a one-time payment in an aggregate amount equal to $100,000 payable upon execution by Indemnitors and Indemnitee of this Agreement.

2.           Expenses.  Indemnitors agree that with respect to the period starting from the date of this Agreement and ending on the earlier of (x) Indemnitee’s election or appointment to the Board of Directors of the Company (or if the election or appointment or qualification of members to the Board of Directors is contested on any grounds, such later date that such contest is resolved) and (y) the date Indemnitee has been notified by Indemnitors that they will not commence the Solicitation or have abandoned the Solicitation or will not nominate Indemnitee to the Board of Directors of the Company or that the requisite number of votes for Indemnitee’s election or appointment to the Board of Directors has not been obtained (the “Covered Period”), Indemnitors will (i) promptly reimburse Indemnitee for all reasonable and documented out-of-pocket expenses incurred during the Covered Period in the performance of his or her responsibilities as a Nominee (such amount, excluding expenses incurred under clause (ii) and Section 3 below, not to exceed $10,000 without the written consent of Indemnitors), and (ii) directly pay for the reasonable and documented legal fees and expenses incurred by one independent legal counsel reasonably satisfactory to Indemnitors selected collectively by (by plurality vote) and acting on behalf of all Nominees proposed by Indemnitors for election or appointment to the Board of Directors of the Company (the “Independent Counsel”) to the extent one is to be chosen in accordance with Section 3(b).

3.           Indemnification. (a) Indemnitors hereby agree to indemnify, defend and hold harmless Indemnitee from and against any and all losses, claims, damages, liabilities, judgments, costs, and expenses (including reasonable and documented fees and disbursements of counsel (but only as contemplated by Section 2(ii)) and costs of investigation) (collectively, “Losses”) to which Indemnitee may become subject or which Indemnitee may incur in connection with being made, or threatened with being made, a party or witness (or in any other capacity) to any proceeding at law or in equity or before any governmental agency or board or any other body whatsoever (whether arbitral, civil, criminal, trial, appeal, administrative, formal, informal, investigative or other), arising out of or based upon Indemnitee being a Nominee (whether or not such proceeding is brought during or after the Covered Period), except to the extent such Loss arises or results from Indemnitee’s fraud or willful misconduct or any untrue statement or omission made by Indemnitee or made by Indemnitors in reliance upon and in conformity with information furnished by Indemnitee in writing expressly for use in the nomination or Solicitation process.

(b)           In the event of the commencement or threatened commencement of any action in respect of which Indemnitee may seek indemnification from Indemnitors hereunder, Indemnitee agrees to give prompt written notice thereof to Indemnitors; provided that the failure to so provide prompt notice shall not relieve Indemnitors of their indemnification obligations hereunder except to the extent that Indemnitors are materially prejudiced as a result thereof.  In the case of the commencement or threatened commencement of any action against Indemnitee in respect of which he or she may seek indemnification from Indemnitors hereunder, Indemnitors may, by written notice to Indemnitee, elect to assume the defense thereof (with counsel reasonably satisfactory to Indemnitee, it being agreed that each of Akin Gump Strauss Hauer & Feld LLP and Richards, Layton & Finger is acceptable legal counsel), including, without limitation, the negotiation and approval of any settlement of such action. After notice from Indemnitors to Indemnitee of Indemnitors’ election to assume the defense thereof, Indemnitors will not be liable to Indemnitee under this Agreement for any expenses of legal counsel subsequently incurred by him or her in connection with the defense thereof.  If, in any action for which indemnity may be sought hereunder, Indemnitors shall not have timely assumed the defense thereof with counsel reasonably satisfactory to Indemnitee, or Indemnitee shall have been advised by counsel that it would constitute a material conflict of interest for the same counsel to represent both him or her and Indemnitors or both him or her and any other indemnitee in such action, Indemnitee shall have the right to employ the Independent Counsel in such action, in which event Indemnitors shall reimburse Indemnitee for all reasonable and documented legal fees of such Independent Counsel.  Indemnitors shall in no event be liable for any settlement of any action effected without its prior written consent (which consent shall not be unreasonably withheld). Indemnitors shall not settle any claim in any manner that would impose any expense, penalty, obligation or liability on Indemnitee not paid by Indemnitors, or would contain language (other than a recitation of any amounts to be paid in settlement) that could reasonably be viewed as an acknowledgment of wrongdoing on the part of Indemnitee or as materially detrimental to the reputation of Indemnitee, without Indemnitee’s prior written consent (which consent shall not be unreasonably withheld).

(c)           Indemnitee’s right to indemnification pursuant to Section 3 of this Agreement shall include the right of Indemnitee to be advanced by Indemnitors any fees and expenses incurred in connection with any event or occurrence relating to or directly or indirectly arising out of the Solicitation or related matters as soon as practicable after such expenses are incurred by Indemnitee and in any event within 30 days after the receipt by Indemnitors of a statement or statements from Indemnitee documenting such expenses in reasonable detail and requesting such advances from time to time; provided, however, that all amounts advanced in respect of such fees and expenses shall be promptly repaid to Indemnitors by Indemnitee if it shall ultimately be determined in a final judgment that Indemnitee is not entitled to be indemnified for such expenses.

(d)           Notwithstanding any other provision of this Agreement to the contrary, the indemnity and payment reimbursement of Indemnitee by Indemnitors provided by this Agreement (including pursuant to Sections 2 and 3 herein) shall not apply to any event or occurrence relating to or arising out of Indemnitee’s service as a director of the Company or ownership of securities of the Company.

4.           No Presumptions. For purposes of this Agreement, the termination of any claim, action, suit or proceeding, by judgment, order, settlement (whether with or without court approval), or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

5.           Amendments, Etc. No supplement, modification or amendment of this Agreement shall be binding with respect to any party unless executed in writing by such party. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

6.           Subrogation. In the event of payment under this Agreement, Indemnitors shall be subrogated to the extent of such payment to all of the rights of recovery of the applicable Indemnitee, and that Indemnitee shall, at Indemnitors’ expense, execute all papers reasonably required and shall do everything that may be reasonably necessary to secure such rights, including the execution of such documents reasonably necessary to enable Indemnitors effectively to bring suit to enforce such rights.

7.           No Duplication of Payments. Indemnitors shall not be liable under this Agreement to make any payment in connection with a claim made against Indemnitee to the extent Indemnitee otherwise is entitled to receive, and has received, payment (under any insurance policy, certificate of incorporation, by-law or otherwise) of the amounts otherwise indemnifiable hereunder or to the extent such amount has been paid by any other Indemnitor.

8.           Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws.

9.           Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original, but which together shall constitute one agreement.

10.           Notices. All notices, demands, and other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given if delivered by hand, against receipt, or mailed, postage prepaid, certified or registered mail, return receipt requested, and addressed to Indemnitors at 767 Fifth Avenue, 44th Floor, New York, NY 10153 and to Indemnitee: at such address as Indemnitee may have provided to Indemnitors.

Notice of change of address shall be effective only when done in accordance with this Section. All notices complying with this Section shall be deemed to have been received on the earlier of the date of delivery or on the third business day after mailing.

11.           Indemnitee Acknowledgement.  Indemnitee acknowledges that Indemnitors shall be under no obligation to nominate Indemnitee for election.  Indemnitee does not beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) any securities of the Company except as previously disclosed to Indemnitors and will not acquire beneficial ownership of such securities during the Covered Period.

12.           No Agency.  Each of Indemnitors and Indemnitee acknowledges that Indemnitee is not acting as an agent of Indemnitors or in a fiduciary capacity with respect to Indemnitors and that Indemnitee is not assuming any duties or obligations to Indemnitors other than those expressly set forth in this Agreement.  Nothing contained herein shall be construed as creating, or be deemed to create, the relationship of employer and employee between the parties, nor any agency.  Each of Indemnitors and Indemnitee further acknowledges that, should Indemnitee be elected to the Board of Directors of the Company, all of Indemnities’ activities and decisions as a director of the Company will be governed by applicable law and subject at all times to his or her fiduciary duties.

13            Confidentiality.  Indemnitee acknowledges and agrees to keep confidential and  not use other than in its capacity as a Nominee or director of the Company nor disclose to third parties information Indemnitee receives from Indemnitors or any of their agents or representatives or information developed by Indemnitee based upon such information Indemnitee receives, except for (a) information which was public at the time of disclosure or becomes part of the public domain through no action by Indemnitee in violation of this Agreement, (b) information which Nominee learns from a third party (other than Indemnitors or their agents or representatives) which does not have a legal, contractual or fiduciary obligation of confidentiality to Indemnitors or their agents or representatives, or (c) information which is required to be disclosed by applicable law; provided, that in the event of any required disclosure pursuant to this clause (c), Indemnitee hereby agrees to use commercially reasonable efforts to notify Indemnitors promptly so that Indemnitors may seek a protective order or other appropriate remedy; provided, further, Indemnitee further agrees to furnish only that portion of the confidential information which Indemnitee is advised by counsel is legally required and will cooperate with Indemnitors’ efforts, without incurring any monetary expense, to obtain assurance that confidential treatment will be accorded to the confidential information.

14.           Entire Agreement.  This Agreement constitutes the entire agreement among the parties with respect to the subject hereof.

 [Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

INDEMNITORS

GLENVIEW CAPITAL PARTNERS, L.P.

By:     ______________________________
   Name:
   Title:           Authorized Signatory

GLENVIEW CAPITAL MASTER FUND, LTD.

By:     ______________________________
   Name:
   Title:           Authorized Signatory

GLENVIEW INSTITUTIONAL PARTNERS, L.P.

By:      ______________________________
    Name:
    Title:           Authorized Signatory

GLENVIEW OFFSHORE OPPORTUNITY MASTER FUND, LTD.

By:     ______________________________
   Name:
   Title:           Authorized Signatory

GLENVIEW CAPITAL OPPORTUNITY FUND, L.P.

By:     ______________________________
   Name:
   Title:           Authorized Signatory

INDEMNITEE

_______________________________
Name of Indemnitee:

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of Health Management Associates, Inc., dated as of June 11, 2013 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, President of
Glenview Capital Management, LLC

LAWRENCE M. ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for
Lawrence M. Robbins

June 11, 2013

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Lawrence M. Robbins, hereby make, constitute and appoint Mark J. Horowitz, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Executive Officer or in other capacities of Glenview Capital Management, LLC, a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or Glenview Capital Management, LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 10th day of February, 2009.

/s/ Lawrence M. Robbins
Lawrence M. Robbins